EXHIBIT 99.3

[Letterhead of Labruna Mazziotti Segni]

Telecom Italia Capital

12 rue Eugene Ruppert

L-2453 Luxembourg

– and –

Telecom Italia S.p.A.

Piazza degli Affari, 2

20123 Milan

Italy

Rome, July 18, 2006

Dear Sirs,

Telecom Italia Capital Société Anonyme (the “Issuer”) $750,000,000 6.20% Guaranteed Senior Notes due 2011, $1,000,000,000 7.20% Guaranteed Senior Notes due 2036 and $850,000,000 Guaranteed Senior Floating Rate Notes due 2011 (collectively, the “Notes”), all fully and unconditionally guaranteed by Telecom Italia S.p.A. (the “Guarantor”) registered pursuant to the Registration Statement on Form F-3 (Reg. Nos. 333-127351 and 333-127351-01).

Introduction

1.1	We have acted as Italian legal advisers to the Guarantor in connection with the issue of the Guarantee (as defined below) by the Guarantor for the obligations undertaken by the Issuer in relation to the issue of the Notes.

1.2	In such capacity, we have examined copies of the documents necessary for the purpose of giving this opinion (the “Documents”), set out in the schedule to this opinion attached hereto (the “Schedule”).

1.3	References in this opinion to:

	1.3.1	the “Specified Transactions” are to the execution and delivery by the Guarantor of the Principal Agreements in connection with the issue of the Notes and the performance by the Guarantor of its obligations thereunder;

	1.3.2	the “Principal Agreements” are to each of:

		1.3.2.1	the Underwriting Agreement as defined in the Schedule;

		1.3.2.2	the Pricing Agreement as defined in the Schedule;

		1.3.2.3	the Indenture as defined in the Schedule;

		1.3.2.4	the Third Supplemental Indenture as defined in the Schedule; and

	1.3.3	the “Guarantee” means the guarantee, relating to the Securities (as defined in the Indenture), issued by the Guarantor as set out in the Indenture.

Assumptions

2.1	In giving this opinion, we have assumed that:

	2.1.1	all documents submitted to us as copy or specimen documents are conformed to their originals;

	2.1.2	all relevant documents have been validly authorised, executed and delivered by all of the parties thereto other than the Guarantor;

	2.1.3	the signatures on the originals of all documents submitted to us are genuine;

	2.1.4	all warranties and representations of the Guarantor contained in each of the Principal Agreements (disregarding warranties and representations as to matters of Italian law explicitly being opined on herein) were true and accurate when made and will remain true and accurate with regard to the facts stated therein;

	2.1.5	all opinions and intentions expressed in the Prospectus (as defined in the Schedule) are honestly held and all statements contained therein (other than statements regarding the laws of Italy) were true and accurate when made and remain true and accurate;

	2.1.6	a warranty by the Guarantor that it is not aware, or has no notice, of any act, matter, thing or circumstance means that the same does not exist or has not occurred;

	2.1.7	each company which is a party to the Principal Agreements (other than the Guarantor) is duly incorporated and validly existing under the laws of the relevant jurisdiction and is fully qualified and empowered to own its assets and carry on business in each jurisdiction in which it owns assets or carries on business;

	2.1.8	each of the Principal Agreements has been duly executed and delivered and the obligations set out therein by the respective parties thereto do not violate, contravene, conflict with, or result in any breach of, the laws (including the applicable public policy requirements) of any jurisdiction other than Italy;

	2.1.9	the obligations of each party to the Principal Agreements (other than the Guarantor) are valid obligations, binding on it under the applicable laws (other than Italian law) and enforceable in the applicable jurisdictions (other than the jurisdiction of the Italian courts);

	2.1.10	the elements of the Specified Transactions are such that the closest connection, for the purpose of Article 7 of the Rome Convention of June 19, 1980 as applicable in Italy pursuant to Article 57 of Law no. 218 of May 31, 1995 (the “Law no. 218/1995”), is with the laws of the State of New York and there are no elements unknown to us which would render the Specified Transactions closer to a jurisdiction other than the State of New York;

	2.1.11	the irrevocable submission of the Guarantor to the non-exclusive jurisdiction of a New York court and the waiver by the Guarantor of any objection to the venue of a New York court are legal, valid and binding on it under the laws applicable to the Principal Agreements (other than Italian law);

	2.1.12	there has not been any amendment to the By-laws of the Guarantor referred to in the Schedule;

	2.1.13	the resolution of the Board of Directors of the Guarantor referred to in the Schedule was duly passed and has not been revoked, superseded or amended, in full or in part, and is still in force as of the date hereof;

	2.1.14	no offer whatsoever of the Notes will take place in the Republic of Italy;

	2.1.15	there are the absence of fraud and the presence of good faith on the part of all the parties to the Principal Agreements and their respective officers, employees, agents and advisers;

	2.1.16	there are no facts, documents, circumstances or matters which may be material to the opinions set out herein and which have not been disclosed to us, notwithstanding our reasonable inquiry.

2.2	We express no opinion as to any laws other than the laws of Italy and we have assumed that none of the opinions expressed below will be affected by the laws of any jurisdiction other than Italy. In particular, we have made no independent investigation of the laws of the State of New York and of the Grand Duchy of Luxembourg as a basis for the opinion stated herein and do not express or imply any opinion on such laws.

Opinion

3.1	Based upon and subject to the above, we are of the opinion that:

	3.1.1	The Guarantor is a company duly incorporated and validly existing under the laws of Italy as a joint stock company (Società per Azioni, or, in abbreviated form, S.p.A.) for a period expiring on December 31, 2100, and is capable of suing and being sued in its own name under the laws of the Republic of Italy.

	3.1.2	The Guarantor has corporate power to enter into and perform its obligations under the Principal Agreements and to issue the Guarantee.

	3.1.3	The Principal Agreements and the Guarantee have been duly authorised, executed and delivered by the Guarantor and, subject to paragraph 4.4 below, constitute valid, binding and enforceable obligations of the Guarantor.

When the Notes will be duly issued and authenticated, the Guarantee on the Notes, duly executed and delivered by the Guarantor, subject to paragraph 4.4 below, will constitute valid, binding and enforceable obligations of the Guarantor.

Qualifications

4.1	It should be understood that (i) the opinions expressed in paragraphs 3.1.1, 3.1.2 and 3.1.3 above are based upon our examination of the Documents listed in points 1) to 10) of the Schedule, as applicable, and (ii) we have not been responsible for investigating or verifying the accuracy of the facts, statements of foreign law, in particular of the laws of the State of New York and Luxembourg, or the reasonableness of any statements of opinion, contained in any of the Documents, or that no material facts have been omitted from them and express no opinion with respect thereto.

4.2	This opinion is subject to the qualification that enforcement may be limited by (a) bankruptcy, insolvency, liquidation, reorganisation and mandatory provisions of Italian law relating to or affecting the rights of creditors in general, and (b) rights of acceleration, if any, and the availability of equitable remedies under applicable laws.

4.3	Article 11, paragraph 1 of Law No. 262 of 28 December 2005 (“Law 262/2005”), entered into force on 12 January, 2006, amended Article 2412 of the Italian Civil Code, which set forth the limits applicable to the issue of bonds by Italian companies. In particular, pursuant to such amendments, the amounts of any guarantees granted by an Italian company in connection with bonds issued by other companies, including foreign companies, concur to the calculation of the limits set forth in Article 2412, paragraph 1. Such limits, however, do not apply to the issue of bonds carried out by a company with shares listed on a regulated market, with respect to bonds that are going to be listed on the same or another regulated market, in accordance with Article 2412, paragraph 5, of the Italian Civil Code as amended. Although no official or dominant interpretation or case-law is available under the new regime, it seems reasonable that, to the extent (a) Telecom Italia as of the time of issue of the Notes has its shares listed on a regulated market (mercato regolamentato), and (b) the Notes are going to be listed on a regulated market (mercato regolamentato), no additional limits as per Article 2412 of the Italian Civil Code, as amended, apply to the issue by of Notes.

4.4	With reference to paragraph 3.1.3 above, it should be noted that an Italian court may refuse to apply the laws of another jurisdiction if it is deemed to be contrary to public policy (“ordine pubblico”) or if submission to a foreign law is deemed to have been made with the aim of avoiding mandatory provisions of Italian law.

4.5	Any provision contained in any of the Principal Agreements purporting to require a party to indemnify another against the damages suffered by the latter as a result of a default of the former is subject to (i) Article 1223 of the Italian Civil Code, providing that damages payable as a result of a breach of contract are constituted by two elements: (a) actual loss (danno emergente) and (b) loss of profit (lucro cessante) (in both cases only in so far as they are an immediate and direct consequence of the breach), and (ii) Article 1225 of the Italian Civil Code, providing that, except in the case of a breach of contract caused by wilful misconduct (dolo), the liability of a party is limited to those damages which were foreseeable at the time the contract was entered into. Furthermore, according to Article 1229 of the Italian Civil Code, clauses providing for limitation of liability in case of wilful misconduct or gross negligence are not enforceable under Italian law.

4.6	Any provision contained in any of the Principal Agreements purporting to require a party to indemnify another person against the costs or expenses of proceedings in Italian courts is subject to the discretion of the court to decide whether and to what extent a party to such proceedings should be awarded the costs or expenses incurred by it in connection therewith.

4.7	Where any party to any of the Principal Agreements is vested with discretion or may determine a matter in its opinion, Italian law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds, and such law may as a matter of public policy be applied by the Italian courts notwithstanding that the law governing the Principal Agreements is stated to be the law of the State of New York.

4.8	Any provision of the Principal Agreements providing that any calculation or certification will be conclusive and binding will not be effective if such calculation or certificate is fraudulently made or given and will not necessarily prevent judicial enquiry by the Italian courts in to the merits of any claim by any party thereto.

4.9	Enforcement of rights provided for in the Principal Agreements, including the Guarantee, may be limited by prescription or by lapse of time or may become subject to defences of set-off (save where specifically excluded) or counterclaim or may be invalidated by reasons of fraud.

4.10	We express no opinion as to whether any specific performance remedy, injunctive relief or precautionary measures would be available in respect of any breach by the Guarantor of its obligations under the Principal Agreements, as such grants are subject to the discretion of the court.

4.11	We express no opinion as to any party to the Principal Agreements other than the Guarantor.

4.12	We express no opinion for tax matters.

Reliance

5.1	This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents referred to in the Schedule to this opinion and on the basis of the laws of Italy in force as at the date of this opinion. This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in the laws of Italy after the date of this opinion.

5.2	This opinion speaks as of its date and is addressed to you solely for your benefit in connection with the obligations of the Guarantor arising from the issue of the Notes. It is not to be transmitted to anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent, except as set forth in the last paragraph of this opinion letter and except that it may be disclosed to your legal counsel, referred to in any list of closing documents in relation to the issue of the Notes and included in any bible of documents memorialising the issue of the Notes.

5.3	Any issue of liability connected with our rendering this opinion shall be solely subject to the substantive laws of Italy regardless of any reference to the laws of another jurisdiction pursuant to any applicable rule governing conflicts of laws.

We consent to the incorporation by reference of this opinion into the Registration Statement and to the use of our name under the heading “Validity of Notes and Guarantees” in the Preliminary Prospectus Supplement, dated July 10, 2006, and the Prospectus Supplement, dated July 11, 2006, each relating to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the United States Securities and Exchange Commission thereunder.

Yours faithfully

/s/ Labruna Mazziotti Segni

Labruna Mazziotti Segni

SCHEDULE

1.	Copy of the By-laws of the Guarantor dated February 8, 2006.

2.	Copy of the resolutions, relating to the Guarantee, adopted by the Board of Directors’ meeting of the Guarantor on July 26, 2005 (the “Resolution”).

3.	Copy of the special power of attorney granted on August 1, 2005 by Mr Carlo Buora, Managing Director of the Guarantor., to: Francesco Tanzi, Francesca Petralia, Luigi Premoli, Alex Pierre Bolis, Andrea Balzarini and Manuela Carra in connection with the execution of the Resolution.

4.	A certificate relating to the Guarantor, issued by the Register of Enterprises at the Chamber of Commerce of Milan, dated July 14, 2006.

5.	The underwriting agreement dated July 11, 2006 (the “Underwriting Agreement”) between the Issuer and the Guarantor, on the one side, and Lehman Brothers Inc. and J.P. Morgan Securities Inc. as Representatives of the several Underwriters named in Schedule I to the Pricing Agreement, on the other side.

6.	The pricing agreement dated July 11, 2006 (the “Pricing Agreement”) between the Issuer and the Guarantor, on the one side, and Lehman Brothers Inc. and J.P. Morgan Securities Inc. as Representatives of the several Underwriters named in Schedule I to the Pricing Agreement, on the other side.

7.	The Indenture dated October 6, 2004 (the “Indenture”) and the Third Supplemental Indenture dated July 18, 2006 (the “Third Supplemental Indenture”) between the Issuer, the Guarantor and the Trustee.

8.	The prospectus relating to the issue of the Notes, dated August 30, 2005 (the “Base Prospectus”), as amended or supplemented, including by the Prospectus Supplement relating to the issuance of the Notes, dated July 11, 2006 (the “Prospectus”).

9.	The Base Prospectus, as supplemented by the Preliminary Prospectus Supplement relating to the issuance of the the Notes, dated July 10, 2006 (the “Pricing Prospectus”).

10.	Forms of Notes set out in the Third Supplemental Indenture.